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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934


              THOMAS EDISON INNS, INC., a Michigan corporation
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  884396 10 2
                                (CUSIP Number)

                              Gerard Belisle, Jr.
   Meritage Hospitality Group Incorporated 40 Pearl Street, N.W., Suite 900
                            Grand Rapids, MI  49503
                               (616) 776-2600
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               January 25, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D


 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meritage Hospitality Group Incorporated
     65 - 0457574
 2   Check The Appropriate Box If A Member Of A Group                (a)[ ]
                                                                     (b)[x]

 3   SEC Use Only



 4   Source of Funds

     SC
 5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     Florida, United States
                7    Sole Voting Power

  Number Of             1,550,000
   Shares       8    Shared Voting Power
 Beneficially
   Owned By              -0-
     Each       9    Sole Dispositive Power
  Reporting
   Person              1,550,000
    With        10   Shared Dispositive Power

                         -0-
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       1,550,000
 12  Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

       51.3%
 14  Type Of Reporting Person

     CO



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                                 SCHEDULE 13D

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Christopher B. Hewett

 2   Check The Appropriate Box If A Member Of A Group                (a)[ ]
                                                                     (b)[x]

 3   SEC Use Only



 4   Source of Funds

     PF
 5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     United States of America
                7    Sole Voting Power

  Number Of              3,000
   Shares       8    Shared Voting Power
 Beneficially
   Owned By            1,550,000
     Each       9    Sole Dispositive Power
  Reporting
   Person                3,000
    With        10   Shared Dispositive Power

                       1,550,000
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

        1,553,000
 12  Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

       51.4%
 14  Type Of Reporting Person

     IN



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                                 SCHEDULE 13D

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Robert E. Schermer, Jr.

 2   Check The Appropriate Box If A Member Of A Group                (a)[ ]
                                                                     (b)[x]

 3   SEC Use Only



 4   Source of Funds

     PF
 5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     United States of America
                7    Sole Voting Power

  Number Of               100
   Shares       8    Shared Voting Power
 Beneficially
   Owned By            1,550,000
     Each       9    Sole Dispositive Power
  Reporting
   Person                 100
    With        10   Shared Dispositive Power

                       1,550,000
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       1,550,100
 12  Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

         51.3%
 14  Type Of Reporting Person

     IN


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         This is the fourth amendment to a statement on Schedule 13D originally filed on September 29, 1995, and amended on December 12, 1995, December 14, 1995, and December 15, 1995, (the "Original Statement") with respect to the common stock (the "Common Stock"), $.01 par value of Thomas Edison Inns, Inc., a Michigan corporation (the "Issuer"). Item 2, Item 3, Item 4, Item 5 and Item 6 of the Original Statement are hereby amended as set forth below.


Item 2.  Identity and Background.

         Item 2 is amended as follows:

         The address of Meritage Hospitality Group Incorported's ("Meritage") principal business and office is 40 Pearl Street, N.W., Suite 900, Grand Rapids, MI 49503.

         The business addresses of Christopher B. Hewett, Robert E. Schermer, Jr., and Gerard Belisle, Jr., are 40 Pearl Street, N.W., Suite 900, Grand Rapids, MI 49503.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows:

         The Issuer and Meritage agreed to amend the Stock Pledge Agreement dated September 19, 1995, between the Issuer and Meritage to obligate Meritage to use all cash dividends paid to Meritage with respect to the 1,500,000 shares of stock covered by the Stock Pledge Agreement to pay the indebtedness evidenced by Meritage's Secured Promissory Note to the Issuer dated September 19, 1995.


Item 4.  Purpose of Transaction.

         Item 4 is amended as follows:

         On January 12, 1996, the Issuer's Board resolved that, in lieu of the shareholders meeting contemplated by the Stock Purchase and Sale Agreement dated September 19, 1995, among the Issuer, Meritage, Donald W. Reynolds and Innkeepers Management Company (the "Stock Purchase Agreement"), a shareholders meeting would be held at which time the shareholders other than Meritage would (unless the 870,248 shares of stock held by TEI Acquisition, Inc., had the power to vote in such election) have the sole power to vote in the election of five of the ten directors to be elected at such meeting. The Board also resolved to waive Section 8.1 of the Stock Purchase Agreement (which required the Board's consent for Meritage to take action as a shareholder to cause a material change to the Issuer) in order to allow Meritage to elect 5 directors immediately.

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         On January 25, 1996, the size of the Issuer's Board was expanded to ten directors and five nominees of Meritage were appointed to the Board:
Christopher B. Hewett, David S. Lundeen, Joseph L. Maggini, Robert E. Schermer, Sr., and Robert E. Schermer, Jr. The Issuer's Bylaws were amended to classify the directors into 2 classes (Class 1 being comprised of the five Meritage nominees and Class 2 being comprised of the incumbent five directors) who will serve until the 1996 annual meeting of shareholders. The term of office of the Class 1 directors elected at the 1996 annual meeting of shareholders will expire at the 1997 annual meeting of shareholders. The term of office of the Class 1 directors elected as such at the 1997 annual meeting of shareholders and thereafter will expire at the second annual meeting of shareholders following their election. The term of office of the Class 2 directors elected as such at the 1996 annual meeting of shareholders and thereafter shall expire at the second annual meeting of shareholders following their election. The Bylaws were also amended to provide that prior to the 1998 annual meeting of shareholders, Meritage will not have the right to vote the shares of the Issuer's common stock that Meritage owns as of January 25, 1996 (the "Meritage Block") for the election or removal of the Class 2 directors unless (i) the Issuer determines (or a court of competent jurisdiction orders) that the 870,248 shares of the Issuer's common stock acquired by TEI Acquisition, Inc., directly or indirectly from Reynolds has voting power, or (ii) permitted by a majority of the Class 2 directors.

         On January 25, 1996, Hewett and Schermer became directors of the Issuer. On the same day, Mr. Hewett became the President and Chief Executive Officer of the Issuer, Mr. Schermer became the Executive Vice President and Secretary of the Issuer, and Mr. Belisle became the Vice President and Treasurer of the Issuer.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended to read as follows:

         (c) The only transaction in the Common Stock by Meritage, Hewett or Schermer during the past 60 days was the sale of 4,405 shares by Meritage on January 2, 1996. The shares were sold on the over-the-counter market for $26,980.63 ($6.125 per share).


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Items 6 is amended as follows:

         As described in Item 4, above, the Issuer's Board resolved to waive
Section 8.1 of the Stock Purchase Agreement in order to allow Meritage to elect 5 directors.

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                                   SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 28, 1995


MERITAGE HOSPITALITY GROUP INCORPORATED

/s/Christopher B. Hewett
------------------------
Christopher B. Hewett
President



/s/Christopher B. Hewett
------------------------
Christopher B. Hewett
Individually



/s/Robert E. Schermer, Jr.
--------------------------
Robert E. Schermer, Jr.
Individually